

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 17, 2006

Mr. Jack L. Hollander
Senior Vice President – Direct Participation Programs
Atlas America Public #16-2007 Program
311 Rouser Road
Moon Township, Pennsylvania 15108

>   **Re: Atlas America Public #16-2007 Program**
>   **Registration Statement on Form S-1**
>   **Filed October 18, 2006**
>   **File No. 333-138068**

Dear Mr. Hollander:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed October 18, 2006

General

1.   To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

2.   Please update the financial statements of Atlas Resources, LLC and Subsidiary in accordance with Rule 3-12 of Regulation S-X.

       In addition, please tell us why you believe it is appropriate to include only two years of audited statements of income, changes in stockholder's equity and cash flows of Atlas Resources, LLC and Subsidiary in the registration statement.

3.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials.

4.   As required by Industry Guide 5(2), please place the required suitability information immediately after the cover page.

5.   Please note that we may have additional comments upon completion of our engineering review.

Cover Page

6.   We note that you are offering up to 19,900 Converted Limited Partner Units and 100 Limited Partner Units. As the distribution circumstances are different from the offerings – resulting in different entitlements – provide separate footnote explanations for the Converted Limited Partner Units and the Limited Partner Units.

Summary of Offering, page 1

7.   Please ensure that you provide all the information required by Industry Guide 5(3), including:
   •   the intended termination date of the partnerships;
   •   state, if true, that the managing general partner and affiliates will receive substantial fees and profits in connection with the offering; and
   •   state the estimated maximum time from the closing date that investors might have to wait to receive distributions.

8.   For clarity, please describe, by way of example, those costs you characterize as intangible drilling costs. Also explain when a well will be deemed to be completed.

Risk Factors, page 1

9.   We note the statement indicating that the managing general partner "may subordinate" its entitlement to distributions. Your disclosure on page 5 indicates that the managing general partner "will" rather than "may" subordinate such

entitlement. If necessary, revise to reconcile or disclose the reasons why the managing partner may not subordinate its entitlement to distributions.

Investor General Partner Units, page 3

10.   Confirm to us that the investor general partner units in other programs sponsored by the managing general partner were converted into limited partner units only after all of the partnerships' wells were drilled and completed. If not, disclose and explain the reasons that prevented the conversions.

Limited Partner Units, page 5

11.   Please disclose for how long intangible costs can be carried forward and be deducted.

Risk Factors, page 8

Investment Objectives, page 22

12.   Please explain why "if all or the majority of the units are sold in Atlas America Public #162007(A) L.P.," it may take longer for cash distributions to begin and the conversions of investor general partner units to limited partner units may be delayed.

Actions to be Taken by Managing General Partner to Reduce Risks…, page 24

13.   Disclose the number of partnerships that the managing general partner has agreed to indemnify.

Compensation, page 29

14.   We note the narrative description of the managing general partner's compensation. If practicable, please also present the information in tabular form, as required by Guide 5(4)(A).

15.   We note the discussion regarding the managing general partner's compensation. Based on the disclosed compensation, it appears that you may be required to include dilution information in accordance with Item 506 of Regulation S-K. In this regard, please refer to Industry Guide 5(4)(D).

Drilling Contracts, page 31

16.   Please identify the independent industry association you reference and provide us with a copy of the survey. If this information is not publicly at little or nominal

charge, please provide a consent from this association to be named in the prospectus.

Proposed Activities, page 65

Primary Areas of Operations, page 66

17.   Please, by way of example, describe the material adverse events that may cause the managing general partner to substitute a currently proposed prospect for a new prospect.

18.   Please discuss the criteria that the managing general partner will apply in selecting prospects for drilling.

Secondary Areas of Operations, page 69

19.   Disclose what conditions will prompt the managing general partner to select prospects in the secondary areas.

Conflicts of Interest, page 91

20.   We note that "[t]he following discussion describes certain possible conflicts of interest…." Your discussion should address all the material possible conflicts of interest that may arise. Revise accordingly.

Summary of Partnership Agreement, page 135

Amendments, page 135

21.   Please state what type of amendments could materially and adversely affect investors. Provide examples.

Plan of Distribution, page 142

22.   Please explain the basis for relying on the exemption provided by Rule 3a4-1 of the Exchange Act.

Exhibits and Financial Statement Schedules, page 2

23.   Please provide a form of the lease agreements referenced in "Title to Properties" on page 74.

Exhibit 5

24.   We note that counsel has opined that the securities being registered "will be validly issued, fully paid, and nonassessable," except in certain specified circumstances.   It is not clear whether the exception applies to all the three legality issues opined upon or to only assessibility. Please revise.

25.   Please explain, in an appropriate section in the registration statement, how an investor will be able to ascertain whether his units are subject to assessibility.

Atlas Resources, Inc and Subsidiary

Financial Statements

Note 2 –Summary of Significant Accounting Policies, page F-13

Note 5 – Certain Relationships and Related Party Transactions, page F-21

26.   We note that Atlas Resources, Inc. paid management fees of $47.3 million and $23.7 million for the years ended September 30, 2005 and 2004, respectively. Please disclose where these amounts are recorded in your statements of income.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: W. W. Kunzman
C. Moncada-Terry